SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)*

AMN HEALTHCARE SERVICES, Inc.
___________________________________________________________

(Name of Issuer)

COMMON STOCK
___________________________________________________________
(Title of Class of Securities)

001744 10 1

(CUSIP Number)

November 24, 2003

___________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ] Rule 13d - 1(b)

[X] Rule 13d - 1(c)

[ ] Rule 13d - 1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 001744 10 1	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Capital Investors SBIC, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	1,211,888
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	1,211,888
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,888
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 001744 10 1	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Capital Management SBIC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	1,211,888
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,211,888
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,888
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 001744 10 1	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	1,211,888
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,211,888
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,888
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 001744 10 1	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BACM I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	1,211,888
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,211,888
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,888
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 001744 10 1	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): J. Travis Hain
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	1,211,888
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,211,888
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,888
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

AMN Healthcare Services, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

12235 El Camino Real, Suite 200

San Diego, California 92130

Item 2(a). Name of Person Filing:

This Amendment No. 3 amends the statement on Schedule 13G filed with the Securities and Exchange Commission on February 7, 2002, the Amendment No. 1 filed with the Securities and Exchange Commission on June 26, 2002, and Amendment No. 2 filed with the Securities and Exchange Commission on October 27, 2003, and is being filed jointly by (1) Banc of America Capital Investors SBIC, L.P. ("BACI"), (2) Banc of America Capital Management SBIC, LLC, a Delaware limited liability company ("Capital Management SBIC"), (3) Banc of America Capital Management, L.P., a Delaware limited partnership ("BA Capital Management"), (4) BACM I GP, LLC, a Delaware limited liability company ("BACM"), and (5) J. Travis Hain ("Mr. Hain"). The persons described in items (1) through (5) are referred to herein as the "Reporting Persons."

The Schedule 13G was originally filed on February 7, 2002 (the "Original Schedule 13G") by the Reporting Persons. In the Original Schedule 13G, the Reporting Persons reported, among other things, their beneficial ownership of 2,885,403 shares of the Company's Common Stock. The Reporting Persons filed Amendment No. 1 to the Original Schedule 13G to report the disposition of an aggregate of 956,531 shares of the Company's Common Stock on May 22 and 28, 2002. The Reporting Persons filed Amendment No. 2 to the Original Schedule 13G and Amendment No. 1 to report the disposition of an aggregate of 516,984 shares of the Company's Common Stock on October 17, 2003 in connection with a self-tender offer by the Company, the change in legal names of several of the Reporting Persons and the replacement of the Managing Member of BACM. This Amendment No. 3 is being filed to report the disposition by the Reporting Persons of an aggregate of 200,000 shares of Common Stock of the Company.

Item 2(b). Address of Principal Business Office or, if None,

Residence:

Each Reporting Person has its or his principal business office at 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

Item 2(c). Citizenship:

BACI and BA Capital Management are both limited partnerships organized in the State of Delaware.

Capital Management SBIC and BACM are both limited liability companies organized in the State of Delaware.

Mr. Hain is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

001744 10 1

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or

13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership:

(a) Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b) Percent of class:

See the responses to Item 11 on the attached cover pages. Such percentage is based upon 28,120,342 outstanding shares of Common Stock of the Company, as indicated in the Company's Quarterly Report on Form 10-Q filed on November 12, 2003.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

BACI directly holds 1,211,888 shares of the Company's Common Stock. Capital Management SBIC is the general partner of BACI. BA Capital Management is the sole member of Capital Management SBIC. BACM is the general partner of BA Capital Management. Mr. Hain, an employee of a subsidiary of Bank of America Corporation ("Bank of America"), is the managing member of BACM. As a result of these relationships, each of Capital Management SBIC, BA Capital Management, BACM, and Mr. Hain may be deemed to have shared voting and dispositive power with regard to the securities of the Company held by BACI. Mr. Hain disclaims beneficial ownership of such shares. If Mr. Hain's employment with Bank of America or its subsidiaries is terminated, Mr. Hain will cease to be the managing member of BACM. Bank of America has the right to approve any replacement managing member of BACM. Bank of America does not have any rights with respect to voting or disposition of the securities of the Company owned by BACI.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which

Acquired the Security Being Reported on By the Parent

Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned's knowledge and belief, the securities referred to above were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2003

BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.

By: Banc of America Capital Management SBIC, LLC, its general partner

By: Banc of America Capital Management, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BACM I GP, LLC

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BANC OF AMERICA CAPITAL MANAGEMENT SBIC , LLC

By: Banc of America Capital Management, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BANC OF AMERICA CAPITAL MANAGEMENT, L.P.

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

/s/ J. Travis Hain

J. Travis Hain

Index Exhibit

SCHEDULE 13G

Exhibit Number Exhibit Description

99.1 Joint Filing Agreement

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of Amendment No. 2 to such a statement on Schedule 13G with respect to the common stock of Seattle Genetics, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to Amendment No. 2 to such Schedule 13G.

Dated: December 1, 2003

BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.

By: Banc of America Capital Management SBIC, LLC, its general partner

By: Banc of America Capital Management, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BACM I GP, LLC

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC

By: Banc of America Capital Management, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BANC OF AMERICA CAPITAL MANAGEMENT, L.P.

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

/s/ J. Travis Hain

J. Travis Hain